Pilgrim Baxter & Associates, Ltd.
                               825 Duportail Road
                              Wayne, PA 19087-5525


                                                              December 15, 1998


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Post-effective Amendment No. 3 for PBHG Advisor Funds, Inc.
         (Registration Nos. 333-44193 and 811-08605)
         -------------------------------------------

Ladies and Gentlemen:

         On August 18, 1998, PBHG Advisor Funds, Inc. (the "Company") filed, via electronic submission, Post-Effective Amendment No. 3 (the "Amendment") to the Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"). We hereby make application to withdraw the Amendment, pursuant to Rules 477(a) and 478(c) of the 1933 Act.

         The Company has determined not to pursue plans to establish and market the PBHG Advisor Health Care Fund and the PBHG Advisor Financial Services Fund, which portfolios were to be registered by the Amendment. The Company therefore believes that the withdrawal is consistent with the public interest and the protection of investors.

         Should you have any questions about this application, please contact me at (610) 578-1206.

                                       Very truly yours,

                                       Pilgrim Baxter & Associates, Ltd.

                                       By: /s/ John M. Zerr
                                       ---------------------------------------
                                       Name:  John M. Zerr
                                       Title: General Counsel and Secretary
                                       Telephone No. (610) 578-1206

cc:      John N. Ake, Esq.
         Brent Fields, Esq.
         Willliam H. Rheiner, Esq.